UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

MariaDB plc
(Name of Issuer)

Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G5920M100
(CUSIP Number)

Jordan D. Wappler
K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266
(800) 310-2870

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 29, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5920M100

1	NAMES OF REPORTING PERSONS
Meridian BidCo LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,263,283

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,263,283

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,263,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
88.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated based on 69,067,030 ordinary shares outstanding as of July 22, 2024, as disclosed in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2024.

CUSIP No. G5920M100

1	NAMES OF REPORTING PERSONS
K1 Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,263,283

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,263,283

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,263,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
88.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated based on 69,067,030 ordinary shares outstanding as of July 22, 2024, as disclosed in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2024.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of MariaDB plc, (the “Issuer”), with its principal executive offices located at 699 Veterans Blvd., Redwood City, CA 94063 and its jurisdiction of incorporation is Ireland.

Item 2.	Identity and Background

(a)-(c)

This Schedule 13D is being jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 10.1 and incorporated herein by reference, by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Meridian BidCo, LLC (“BidCo”) by virtue of its direct ownership of Ordinary Shares;
(ii)
K1 Investment Management, LLC (“K1 Investment”) as the general partner of K5 Capital Advisors, L.P. (“K5 Capital”), which is the general partner of K5 Private Investors, L.P. (“K5 Private Investors”), which is the sole member of Meridian TopCo LLC (“TopCo”), which is the sole member of BidCo.

BidCo was formed on March 28, 2024, for the purpose of making the Offer (as defined in Item 4 below) and has conducted no business activities other than those related to the making and consummation of the Offer. The principal business of K1 Investment consists of performing the functions of, and serving as, the general partner of K5 Capital, making capital contributions to K5 Capital and doing all things necessary or incidental thereto. The principal office address of the Reporting Persons is c/o K1 Investment Management, LLC, 875 Manhattan Beach Blvd., Manhattan Beach, CA 90266.

(d)-(e)

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in or incorporated into Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

This Schedule 13D relates to BidCo’s acquisition of Ordinary Shares pursuant to the Offer (as described in Item 4 below). The Offer expired at 5:00 p.m. (New York City time) on July 23, 2024, and BidCo accepted for purchase a total of 61,263,283 Ordinary Shares validly tendered and not properly withdrawn prior to such time for a total purchase price of $33,694,805.65.BidCo funded the Offer and intends to fund the Buy Out (as defined in Item 4 below) through the existing resources of K5 Private Investors, pursuant to the equity commitment letter entered into between Bidco and K5 Private Investors on April 24, 2024 for up to $53,795,920.12, which was filed as Exhibit (d)(1) to BidCo’s Schedule TO and is incorporated herein by reference (the “Equity Commitment Letter”) as Exhibit 10.3.

Item 4.	Purpose of Transaction

This Schedule 13D relates to BidCo’s acquisition of Ordinary Shares in its unsolicited offer (the “Offer”) , to purchase all of the issued and to be issued Ordinary Shares of the Issuer and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated Ordinary Shares for $0.55 per Ordinary Share. The Offer expired at 5:00 p.m. (New York City time) on July 23, 2024, and BidCo accepted for purchase a total of 61,263,283 Ordinary Shares validly tendered and not properly withdrawn prior to such time.

BidCo intends to apply the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland to acquire compulsorily, on the same terms as the Offer, any outstanding MariaDB Shares not acquired or agreed to be acquired pursuant to the Offer (the “Buy Out”). Once the Buy Out is completed, BidCo intends to delist the Ordinary Shares from the New York Stock Exchange and deregister such shares under Section 12(b) of the Exchange Act (the “Deregistration”).

The purpose of the Offer and the Buy Out is for BidCo to acquire the entire equity interest in the Issuer.

The foregoing description of the Offer is qualified in its entirety by the full text of the Amended and Restated Offer Document, dated June 24, 2024, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

BidCo directly holds 61,263,283 Ordinary Shares, representing 88.7% of the Ordinary Shares outstanding as of July 22, 2024. All such ownership percentages of the securities reported herein are calculated assuming 69,067,030 Ordinary Shares are outstanding as reported by the Issuer in its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2024..

BidCo is the direct owner of the reported securities. TopCo is the sole member of BidCo and  K5 Private Investors is the sole member of TopCo. K5 Capital is the general partner of K5 Private Investors and K1 Investment serves as the general partner of K5 Capital Advisors.  As a result of the foregoing ownership and relationships, each of BidCo, TopCo, K5 Private Investors, K5 Capital and K5 Capital Advisors may be deemed to share beneficial ownership of the Ordinary Shares directly held by BidCo.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Issuer, or any of the Reporting Persons that it is the beneficial owner of any of the Ordinary Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership (other than beneficial ownership of Ordinary Shares directly held by such Reporting Person) is expressly disclaimed by each such Reporting Person.

(c)-(d)

Except as reported in Item 4 hereof, the Reporting Persons have not engaged in any transactions in the Ordinary Shares in the last sixty days. Except as stated within Item 4 and Item 5 of this Schedule 13D, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this Schedule 13D.

(e)	Subject to, and upon effectiveness of, the Deregistration, the Reporting Persons will have no further Section 13(d) or 13(g) reporting obligations with respect to securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in or incorporated into Item 4 and Item 5 of this Schedule 13D are each hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.1	Joint Filing Agreement, dated as of July 29, 2024, by and among the reporting persons.

Exhibit 10.2
Equity Commitment Letter, dated April 24, 2024, by and between K5 Private Investors, L.P. and Meridian BidCo LLC (incorporated by reference to Exhibit (d)(1) of the Schedule TO-T Tender Offer Statement of Meridian BidCo LLC, filed with the SEC on May 24, 2024).

Exhibit 10.3
Amended and Restated Offer Document, dated as of June 24, 2024 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO-T/A Tender Offer Statement of Meridian BidCo LLC, filed with the SEC on June 24, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2024
MERIDIAN BIDCO LLC

	By:	/s/ Sujit Banerjee
Name:	Sujit Banerjee
Title:	President

K1 INVESTMENT MANAGEMENT, LLC

By:	/s/ R. Neil Malik
Name:	R. Neil Malik
Title:	Managing Member